SEC FILE NUMBER 001-14565

CUSIP NUMBER 356108100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: February 1, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fred’s, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

6625 Lenox Park, Suite 200

Address of Principal Executive Office (Street and Number)

Memphis, Tennessee 38115

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, on September 9, 2019, Fred’s, Inc. (the “Company”) and certain of its subsidiaries (collectively with the Company, the “Debtors”) each filed a voluntary petition in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) (collectively, the “Chapter 11 Cases”). The Chapter 11 Cases are being jointly administered under the caption and case number, Fred’s, Inc., et al., Case No. 19-11984 (Jointly Administered).

The Company had two classes of securities, common stock and purchase rights, registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”). On September 18, 2019, the NASDAQ Stock Market suspended trading of the Company’s common stock. NASDAQ Stock Market filed a Form 25 with the U.S. Securities and Exchange Commission on October 11, 2019, to delist the common stock from the NASDAQ Global Select Market. The delisting was effective 10 days after the filing of the Form 25. The deregistration of the common stock under Section 12(b) of the Exchange Act was effective 90 days after filing of the Form 25. The Company’s common stock remains registered under Section 12(g) of the Exchange Act.

As previously reported, the Company has determined that, following the commencement of the Chapter 11 Cases, the Company will be unable to continue filing the periodic reports required by Section 13(a) under the Exchange Act (collectively, “Periodic Reports”) without unreasonable effort and expense. Accordingly, the Company does not currently intend to file an Annual Report on Form 10-K for the fiscal year ended February 1, 2020 or any other reports on Forms 10-Q or 10-K for subsequent periods. Instead, the Company will file Current Reports on Form 8-K containing (i) disclosure of all material events in the Chapter 11 Cases and any other information required by the instructions to Form 8-K and (ii) as exhibits, the operating reports and any other documents that include unaudited financial information that are filed by the Company with the Bankruptcy Court.

As a result of the Chapter 11 Cases and the departures of the Company’s Chief Executive Officer on November 30, 2019, Chief Operating Officer on November 15, 2019 and Chief Financial Officer on August 23, 2019, as well as the departure of other personnel, the Company does not have the requisite personnel or access to sufficient funds to prepare the Periodic Reports, including the process necessary for the preparation of financial statements or the certifications required by the Sarbanes-Oxley Act of 2002, as amended. As previously reported, the Company has also determined that the Current Reports on Form 8-K to be filed by the Company as described above would provide information about the Chapter 11 Cases and the assets, liabilities and wind-down of the Company relevant to the decisions of investors to buy, sell or hold the Company’s securities.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark Renzi	(901)	365-8880
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☐    No  ☒

Quarterly Report on Form 10-Q for the quarter ended November 2, 2019

Quarterly Report on Form 10-Q for the quarter ended August 3, 2019

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described in Part III – Narrative of this Form 12b-25, the Company has concluded that it would be unable to file the Annual Report on Form 10-K for the fiscal year ended February 1, 2020 (or other Periodic Reports) without unreasonable effort and expense. The Company believes, however, that its results of operations for the fiscal year ended February 1, 2020 differed significantly from its results of operations for the fiscal year ended February 2, 2019 due to significant adverse developments that occurred with respect to the Company’s business and liquidity, including events preceding the commencement of the Chapter 11 Cases.

The Company has begun to file operating reports with the Bankruptcy Court relating to periods subsequent to September 9, 2019 and will continue to include these operating reports as exhibits to the Company’s Current Reports on Form 8-K.

All documents filed with the Bankruptcy Court are available for inspection at https://dm.epiq11.com/Freds. Additionally, the Company has established a toll-free Restructuring Information Hotline for employees, suppliers, landowners, investors, and other interested parties, at (855) 543-5393.

Forward-Looking Statements

Comments in this notification that are not historical facts are forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. A reader can identify forward-looking statements because they are not limited to historical facts or they use such words as “outlook,” “guidance,” “may,” “should,” “could,” “believe,” “anticipate,” “project,” “plan,” “expect,” “estimate,” “objective,” “forecast,” “goal,” “intend,” “committed,” “continue,” or “will” and similar expressions that concern the Company’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Forward-looking statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, business outlook, priorities, expectations and intentions, expectations for sales growth, comparable sales, earnings and performance, shareholder value, capital expenditures, cash flows, demand for products, strategic initiatives, including those relating to store closures and dispositions by the Company and the expected impact of such transactions on our strategic and operational plans and financial results, and any statement of an assumption underlying any of the foregoing and other statements that are not historical facts. Although we believe that the expectations, opinions, projections and comments reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and we can give no assurance that such statements will prove to be correct. A wide variety of potential risks, uncertainties and other factors could materially affect our ability to achieve the results either expressed or implied by these forward-looking statements including, but not limited to risks and uncertainties associated with: (i) the competitive nature of the industries in which we operate; (ii) our store closures and the related sales of inventory and real estate issues; (iii) our divestitures; (iv) utilizing our stores and the extent of our pharmacy department presence in stores; (v) conditions affecting the retail sector as a whole; (vi) our reliance on a single supplier of pharmaceutical products; (vii) our pharmaceutical drug pricing; (viii) reimbursement rates and the terms of our agreements with pharmacy benefit management companies; (ix) consolidation in the healthcare industry; (x) our private brands; (xi) the seasonality of our business and the impact of adverse weather conditions; (xii) operational, supply chain and distribution difficulties; (xiii) merchandise supply and pricing; (xiv) consumer demand and product mix; (xv) our employees; (xvi) risks relating to payment processing; (xvii) our computer systems, and the processes supported by our information technology infrastructure; (xviii) our ability to protect the personal information of our customers and employees; (xix) cyber-attacks; (xx) changes in governmental regulations; (xxi) the outcome of legal proceedings, including claims of product liability; (xxii) insurance costs; (xxiii) tax assessments and unclaimed property audits; (xxiv) current economic conditions; (xxv) the terms of our existing and future indebtedness, including the covenants set forth in the documents governing such indebtedness; (xxvi) our ability to remediate the material weaknesses in our internal controls over financial reporting and otherwise maintain effective internal controls over financial reporting; (xxvii) our largest stockholder holding a significant percentage of our outstanding equity; (xxviii) our ability to attract and retain talented executives; (xxix) any strategic alternatives that we decide to pursue, if any; (xxx) the effects of public health emergencies, including the COVID-19 pandemic; (xxxi) risks related to the trading of the Company’s common stock on the OTC Pink Market; (xxxii) the risks and uncertainties relating to the Company’s Chapter 11 Cases, including but not limited to, our ability to obtain Bankruptcy Court approval with respect to motions in the Chapter 11 Cases, the effects of the Chapter 11 Cases on our Company and on the interests of various constituents, Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general, the length of time we will operate under the Chapter 11 Cases, risks associated with third-party motions in the Chapter 11 Cases, the potential adverse effects of the Chapter 11 Cases on our liquidity or results of operations and increased legal and other professional costs in connection with the Chapter 11 Cases; (xxxiii) the conditions to which our debtor-in-possession financing is subject and the risk that these conditions may not be satisfied for various reasons, including for reasons outside our control; and (xxxiv) the factors listed under Item 1A: “Risk Factors” in our Annual Report on Form 10-K, filed on May 3, 2019, with the Securities and Exchange Commission, under Part II, Item 1A: “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended May 4, 2019 and in any subsequent quarterly filings on Form 10-Q filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made. The Company undertakes no obligation to release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

Fred’s, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2020	By:	/s/ Mark Renzi
	Name:	Mark Renzi
	Title:	Chief Restructuring Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).